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                            January 23, 2024

       Nadir Ali
       Chief Executive Officer
       Grafiti Holding Inc.
       169 Bath Road
       Slough, United Kingdom

                                                        Re: Grafiti Holding
Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted November
13, 2023
                                                            CIK No. 0002000640

       Dear Nadir Ali:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       November 14, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form 10

       Information Statement Summary
       Proposed Business Combination with Damon, page 4

   1. We note in your response to prior comment 1 that the Damon Business Combination "may not be probable at this
time due to remaining material conditions." Since the Business
                                                        Combination with Damon
is not probable, please remove the Damon MD&A, audited and
                                                        interim financial
statements, adjustments in the pro forma financial information and detailed description of
the business of Damon and instead only include in a Recent
                                                        Developments section in
the filing a description of the Damon Business Combination
                                                        agreement and related
conditions that result in the transaction not being probable at this time.
 Nadir Ali
Grafiti Holding Inc.
January 23, 2024
Page 2
General

2. We note your response to prior comment 10. Please provide a legal analysis to support your conclusion that the distribution of Grafiti Holding shares owned by Inpixon to
       Inpixon shareholders will be conducted on a pro rata basis. In doing so, please address the following:

             Explain how the relative interests of Inpixon shareholders in Inpixon and Grafiti
           Holding   before and after the spin-off   will remain unchanged if
shares are
           distributed to holders of only    certain outstanding warrants    of
Inpixon and the
              participating Inpixon securityholders,    as described throughout
your disclosure.

             We note you use the term    participating Inpixon securityholders
  throughout the
           preliminary information statement. Refer also to the definition of Other Parent
           Securities    in Article 1 of the    Separation and Distribution
Agreement    between
           Inpixon and Grafiti Holding filed as Exhibit 2.1 to your registration statement, which states that certain outstanding securities identified on Schedule
1.2 thereto are
              entitled to participate in the distribution of the Grafiti Shares on a pro rata basis together with the holders of Parent Shares as of the Record Date. Identify for us the
           securities listed on Schedule 1.2. Address in your analysis how the distribution will be pro rata if not all securityholders are entitled to participate. Your response should describe whether and, if so, how, the parent shareholders of Inpixon will have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. Refer to paragraph 4.B.2. of Staff Legal Bulletin 4.
3.     We note your statement on page 9 that    Inpixon will round down to the
nearest whole
       share any fractional shares that the participating security holders would otherwise have
       been entitled to receive    while Section 3.4 of the separation
agreement between Grafiti
       and Inpixon states    Parent will     round up fractional shares that
recipients of Grafiti
       Shares will otherwise be entitled to receive.    Please revise to
clarify whether the fractional
       shares will be rounded up or down.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Crispino at 202-551-3456 with any other questions.



                                                              Sincerely,
FirstName LastNameNadir Ali
                                                              Division of
Corporation Finance
Comapany NameGrafiti Holding Inc.
                                                              Office of
Technology
January 23, 2024 Page 2
cc:       Kevin Friedmann
FirstName LastName